Exhibit 99.1

Canaan Enhances Its AI Business Through Investment in Leading Visual Solution Provider

- Announces US$3.1 Million Investment Agreement with Pixelworks -

BEIJING, August 11, 2021 /PRNewswire/ — Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced that the Company through its wholly-owned subsidiary, Hangzhou Canaan Creative Information Technology Limited, has entered into an agreement with Pixelworks Semiconductor Technology (Shanghai) Co., Ltd.(“PWSH”), a subsidiary of Pixelworks, Inc. (NASDAQ: PXLW) (“Pixelworks”) to invest approximately US$3.1 million in cash in exchange for an equity interest in PWSH (the “Investment”), subject to certain closing conditions.

Canaan’s investment in PWSH is under a Capital Increase Agreement that Pixelworks and PWSH entered with certain private equity and strategic investors besides Canaan (collectively, the “Investors”), in addition to an ESOP program of PWSH.

Under the Capital Increase Agreement, PWSH has also agreed to attempt to complete all requirements to qualify to file an application for a qualified initial public offering (the “QIPO”) such that the QIPO is consummated prior to June 30, 2024, for the Investors.

Pixelworks is a NASDAQ-listed company that provides industry-leading content creation, video delivery and display processing solutions and technology that enable highly authentic viewing experiences with superior visual quality, across all screens – from cinema to smartphone and beyond. PWSH designs, manufactures and sales visual display processing semiconductors and custom application specific integrated circuits (“ASIC”) solutions for video applications, advanced media processing, and the efficient delivery and streaming of video in the target markets of smartphones, tablets, digital projection systems, high-quality video infrastructure equipment, and over-the-air streaming devices.

Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, commented, “Among other distinguished investors, we are pleased to reach the investment agreement with Pixelworks. We are also impressed by PWSH’s strong internal confidence reflected by its ESOP program. As a subsidiary of an outstanding NASDAQ-listed company, PWSH proved to be an attractive investee with a pioneering role in the visual solution space. We like PWSH’s influential market share in the vertical, established brand equity among electronics manufacturers, strong sales capabilities, cutting-edge technologies and solutions, as well as robust growth potential.”

“This investment reaffirms our strategy of further expanding Canaan’s compelling computing power beyond cryptocurrency mining to AI solutions. Featured with our Kendryte series products, we are committed to furthering R&D efforts and expanding the usage scenarios of our AI business. We look forward to leveraging our advantages to unlock synergies with PWSH on ASIC and edge computing applications in the massive market of image processing and visual solutions,” Mr. Zhang concluded.

About Canaan Inc.

Established in 2013, Canaan (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production and software services. The company’s vision is “super computing is what we do, social enrichment is why we do”. Canaan has a rich experience in chip design and streamlined production in the ASIC field. In 2013, it released and mass produced its first ASIC Bitcoin mining machine. In 2018, Canaan released the world’s first 7nm ASIC chip, providing energy efficient computing equipment to the cryptocurrency mining industry. In the same year, Canaan released the world’s first RISC-V architecture commercial edge AI chip, further harnessing the potential of AISC technology in the field of high-performance computing and artificial intelligence.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining equipment; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.

Mr. Shaoke Li

Email: IR@canaan-creative.com

ICR Inc.

Robin Yang

Tel: +1 (347) 396-3281

Email: canaan.ir@icrinc.com